Exhibit 6

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of The Descartes Systems Group Inc., a Canadian company and foreign private issuer (the “Company”), on Form 40-F for the fiscal year ended January 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), we, Arthur Mesher, Chief Executive Officer of the Company and Brandon Nussey, Chief Financial Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to our knowledge, that:

1.	This Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:  /s/ Arthur Mesher

Arthur Mesher
Chief Executive Officer

By:  /s/ Brandon Nussey

Brandon Nussey
Chief Financial Officer

May 1, 2006

This certification is being submitted solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liability of that section, nor will the certification be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the registrant specifically incorporates it by reference.